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TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

March 22, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:              Ms. Lisa Kohl, Esq., Legal Branch Chief

Ms. Mara Ransom, Esq., Assistant Director

Ms. Katherine Bagley, Esq., Staff Attorney

Ms. Jennifer Thompson, Accounting Branch Chief

Ms. Lisa Sellars, Staff Accountant

Re:          Ruhnn Holding Limited

Amendment No. 1 to Registration Statement on Form F-1

File Number: 333-230082

Ladies and Gentlemen:

On behalf of our client, Ruhnn Holding Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of the Amendment No. 1, which has been marked to show changes to the Registration Statement filed with the Commission on March 6, 2019 (the “March 6 Filing”).

In this Amendment No. 1, the Company notes that it has included the estimated range of the offering price for its initial public offering and related disclosure in the preliminary prospectus which forms a part of the Amendment No. 1.

The Company has responded to the Staff’s comments contained in the comment letter dated March 20, 2019 from the Staff (the “March 20 Comment Letter”) by revising the March 6 Filing or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the March 20 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference.  We have included page numbers to refer to the location in the Amendment No. 1 where the disclosure addressing a particular comment appears.

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Registration Statement on Form F-1 filed on March 6, 2019

Capitalization, page 60

1.                                      We note your disclosure at the bottom of page 61 that you entered into an agreement with ZHANG Yi to issue 44,165,899 ordinary shares to her in exchange for her 49% non-controlling equity interest in Hangzhou Dayi, and you believe it is highly probable that the transaction will be completed prior to this offering. We have the following comments:

•                  We note your disclosure that you have not reflected the impact of this transaction in the capitalization table.  Please explain to us in more detail why you believe it is not necessary to show the impact of this transaction in your capitalization table and in your dilution disclosures when you state that it is highly probable the transaction will be completed prior to the offering.  If you are not including the impact of this transaction because the impact on your pro forma capitalization and on your dilution will be immaterial, please tell us how you concluded the impact will be immaterial.

The Company respectfully advises the Staff that during its previous filing with the SEC, the Company was still in the process of determining the accounting treatment for the transaction and therefore initially did not reflect the transaction in its capitalization table and dilution disclosures. The Company has concluded on the accounting for this transaction and the impacts are now reflected in the sections headed “Capitalization” and “Dilution” on pages 60 and 62 of the Amendment No. 1.

•                  We note that Exhibit 10.10 to your Form F-1 indicates that Ms. Zhang, through her wholly owned company China Himalaya Investment Limited, will pay an aggregate cash purchase price of RMB490,000 for these shares.  Please tell us why you have characterized this share purchase within your filing as the issuance of these shares in exchange for Ms. Zhang’s 49% non-controlling equity interest in Hangzhou Dayi rather than the cash purchase of shares described in Exhibit 10.10.  As part of your response, please tell us whether you will pay an identical cash amount as the transfer price for the 49% equity interests in Hangzhou Dayi.  Also, please file the Transfer Agreement for your purchase of the 49% equity interests in Hangzhou Dayi as an exhibit to your registration statement, or tell us why you do not believe you are required to do so.  Refer to Item 8.a. of Form F-1 and Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that in order to legally execute the exchange of Ms. Zhang’s shares in Hangzhou Dayi for shares in the Company, the Company had to sign two separate agreements with Ms. Zhang. The Equity Interest Transfer Agreement filed as Exhibit 10.11 highlights that the Company will pay an aggregate cash amount of RMB490,000 to Ms. Zhang as the transfer price for 49% equity interests of Hangzhou Dayi. The Share Purchase Agreement filed as Exhibit 10.10 highlights that Ms. Zhang will return the USD equivalent amount of RMB490,000 to the Company in exchange for 44,165,899 ordinary shares of the Company. Given the net impact of the two agreements are effectively an exchange of Ms. Zhang’s shares in Hangzhou Dayi for the shares in the Company with no additional cash consideration, the Company believes it is appropriate to have characterized this share purchase in this manner.

The Company respectfully advises the Staff that the Transfer Agreement for the Company’s purchase of the 49% equity interests in Hangzhou Dayi was filed as Exhibit 10.11 to the Registration Statement filed on March 6, 2019.

•                  Please also tell us whether you expect any significant difference between the fair value attributed to the shares issued in this transaction and the price at which shares are sold in the offering, and if so, please tell us the reasons for any such differences.

The Company respectfully advises the Staff that the Company expects there to be no significant differences between the fair value attributed to the shares issued in this transaction and the price at which the shares are sold in the offering.

Management

Appointment and Nomination of Directors, page 147

2.                                      We note your disclosure regarding the broad discretion given to your Board to appoint additional directors.  Elaborate upon the “applicable laws” to which you make reference here.

In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Amendment No. 1.

Audited Combined and Consolidated Financial Statements

Notes to the Combined and Consolidated Financial Statements

1. Organization and Principal Activities

History of the Group and Equity Restructuring, page F-7

3.                                      We note your disclosure on page F-8 that upon the completion of the equity restructuring, the shareholders’ rights and obligations remained the same and the Group recognized the net assets of Hanyi E-Commerce on a historical cost basis with no change in basis.  The Group’s per share information including basic and diluted loss per share has been presented retrospectively as of the beginning of the earliest period presented.  However, your balance sheets and statements of shareholders’ deficit show no shares outstanding as of March 31, 2017 and March 31, 2018 and the issuance of 319 million shares in 2018 at the time of the equity restructuring.  Please explain to us why you believe it is appropriate to present the number of ordinary shares outstanding on the face of your balance sheet based on the number of shares that were legally issued and outstanding on a given date, but you believe it is appropriate to calculate the number of ordinary shares outstanding for purposes of calculating net loss per share by treating the shares issued in the equity restructuring similarly to a stock split and retrospectively recasting prior periods.  To assist us in understanding why you believe these differing methodologies are appropriate, please tell us any specific accounting literature or SEC guidance you considered.

The Company respectfully advises the Staff that upon the completion of the equity restructuring on October 4, 2018, it was appropriate for the Company to recognize the net assets of Hanyi E-Commerce on a historical cost basis with no change in basis, akin to the pooling-of-interests method given that the shareholders’ rights and obligations remained the same before and after the transaction. However, given that the parent entity, Ruhnn Holding Limited was not incorporated until May 11, 2018, it would not have been possible for shares to have been issued at that time. Therefore, the Company believes it is appropriate to reflect the legal issuance of the shares during the nine month period ended December 31, 2018 only and thereby no ordinary shares should be issued and outstanding as of March 31, 2017 and 2018 in its balance sheets.

With regards to the calculation of basic and diluted loss per share, the Company has referred to SAB Topic 4.D, Earning per Share Computations in an Initial Public Offering. Although the 319 million shares were only legally issued and outstanding subsequent to March 31, 2018, the Company believes the issuance was in substance a recapitalization effected contemporaneously with the offering of the ordinary shares. The subscription receivable for the issued shares in substance was to recapitalize the consideration paid by the investor in the historical periods for the purposes of the offering. As such, in calculating the number of ordinary shares outstanding for purposes of basic and diluted loss per share, the shares issued in the equity restructuring should be treated similar to a stock split and applied retrospectively recasting prior periods.

Unaudited Condensed Combined and Consolidated Financial Statements

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements

2. Summary of Principal Accounting Policies

(b) Principles of Consolidation, page F-37

4.                                      We note your disclosure on page F-41 that relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the company in the form of loans and advances or cash dividends.  Please quantify for us the amount of restricted net assets and tell us what consideration you gave to providing Schedule I as described in Rule 12-04 of Regulation S-X.

The Company respectfully advises the Staff that the schedule prescribed by Rule 210.12-04 shall be filed when the restricted net assets of its consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. In addition, according to Rule 210.4-08(e)(3) the Company shall disclose separately the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year.

At the end of the most recently completed fiscal year (i.e. March 31, 2018), Ruhnn Holding Limited had not yet been incorporated and accordingly, restricted net assets of RMB 23,233,669 at Hanyi E-Commerce would not be applicable at this point in time.

As such, the Company believes that its current treatment is in line with Rule 210.12-04 of Regulation S-X.

General

5.                                      We note that you have adopted a dual-class share structure with different voting rights that will become effective upon completion of the offering. Please provide risk factor disclosure that future issuances of your Class B ordinary shares may be dilutive to your Class A ordinary shareholders and that your dual class structure could inhibit inclusion in certain stock market indices, and thus adversely affect share price and liquidity.  Also, on page 12 you direct readers to more information under “Description of Share Capital,” however, it does not appear that you have discussed this provision in that section; please revise to do so.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50, 51 and 158 of the Amendment No. 1.

6.                                      It appears that your counsel has provided a “short-form” tax opinion as exhibit 8.1.  Please amend your registration statement to clearly disclose under “Taxation” that the relevant disclosure is the opinion of the named counsel.  Please also revise opinion itself to state, if true, that the statements made in the Prospectus constitute counsel’s opinion, as opposed to “accurate summaries of such matters.” For guidance, see Section III.B.2. of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 182 of the Amendment No. 1. In addition, the Company’s counsel has revised its opinion to reflect the Staff’s comments, and the revised opinion is filed with the Amendment No. 1 as Exhibit 8.1.

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The Company will commence its road show activities on March 25, 2019 and expects to price the initial public offering on or about April 2, 2019. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this offering timetable.

If you have any question regarding the Amendment No. 1, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Yi Gao at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Kevin Lin at +86-21-6141-2196 (work) or kelin@deloitte.com.cn (email) of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris Lin
Chris Lin

Enclosures

cc:           Ruhnn Holding Limited

Min Feng, Chairman

Lei Sun, Director and Chief Executive Officer

Zhenbo Chi, Chief Financial Officer

Wen Zhou, Vice President

Simpson Thacher & Bartlett

Daniel Fertig

Yi Gao

Latham & Watkins LLP

Allen C. Wang

Deloitte Touche Tohmatsu Certified Public Accountants LLP